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FORM 4
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                                                  U.S. SECURITIES AND EXCHANGE COMMISSION
/ /   Check this box if no longer                           WASHINGTON, D.C.  20549
      subject to Section 16.  Form 4
      or Form 5 obligations may                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
      continue.  See Instruction 1(b)

            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                           Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1.Name and Address of Reporting Person*   2.Issuer Name and Ticker or Trading Symbol   6.Relationship of Reporting Person to Issuer
  CWS LIMITED-LIABILITY COMPANY             3DX TECHNOLOGIES INC. ("TDXT")                     Director         X  10% Owner
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 (Last)      (First)        (Middle)      3.IRS or Social Security  4.Statement for             Officer (give       Other (Specify
                                            Number of Reporting       Month/Year          -----         title -----         below)
  ONE ROCKEFELLER PLAZA, 31ST FLOOR         Person (Voluntary)        DECEMBER 1998                     below)
------------------------------------------                          -----------------
                (Street)                      13-3758882            5.If Amendment,    7.Individual or Joint/Group Filing
                                                                      Date of Original       (Check applicable line)
                                                                      (Month/Year)          X   Form filed by One Reporting Person
                                                                                          -----
                                                                                                Form filed by more than one
 NEW YORK     NEW YORK       10020                                                        ----- Reporting Person
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(City)       (State)          (Zip)  TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1.Title of Security    2.Trans-   3.Transaction  4.Securities Acquired (A)      5.Amount of        6.Ownership        7.Nature of
  (Instr. 3)             action     Code           or Disposed of (D)             Securities         Form:              Indirect
                         Date       (Instr. 8)     (Instr. 3, 4 and 5)            Beneficially       Direct (D) or      Beneficial
                                                                                  Owned at End       Indirect (I)       Ownership
                         (Month/                                                  of Month           (Instr. 4)         (Instr. 4)
                          Day/    ----------------------------------------        (Instr. 3 and 4)
                          Year)     Code   V      Amount  (A) or    Price
                                                            (D)
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Common Stock             12/30/98    P           295,042     A       $.30/sh                             D
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Common Stock              8/21/98    J@          175,446     A         N/A                               D
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Common Stock             12/30/98    J#           15,454     A         N/A         1,347,716+            D
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* If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                                (Print or Type Response)                      (Over)
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FORM 4 (CONTINUED)    TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                             (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative  2. Conver-    3. Trans-   4. Trans-    5. Number of       6. Date Exer-   7. Title and Amount  8. Price
   Security                sion or       action      action       Derivative         cisable and     of Underlying        of
   (Instr. 3)              Exercise      Date        Code         Securities Ac-     Expiration      Securities           Deriv-
                           Price of      (Month/     (Instr. 8)   quired (A) or      Date            (Instr. 3 and 4)     ative
                           Deriv-        Day/                     Disposed of (D)    (Month/Day/                          Secur-
                           ative         Year)                    (Instr. 3, 4,      Year)                                ity
                           Security                               and 5)          ------------------------------------    (Instr. 5)
                                                                                  Date     Expira-           Amount or
                                                  ------------------------------- Exer-    tion       Title  Number of
                                                     Code  V      (A)      (D)    cisable  Date              Shares
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+
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
1. Title of Derivative     9. Number of         10. Ownership         11. Nature of
   Security                   Derivative            Form of               Indirect
   (Instr. 3)                 Securities            Derivative            Beneficial
                              Beneficially          Security:             Ownership
                              Owned at End          Direct (D)            (Instr. 4)
                              of Month              or Indirect (I)
                              (Instr. 4)            (Instr. 4)
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Explanation of Responses:

@     The Reporting Person acquired 877,228 shares of Common Stock on June 10, 1998. Pursuant to the Common Stock Subscription
      Agreement (the "Subscription Agreement") for such acquisition, the Reporting Person (and others) had certain anti-dilution rights. As the result of a sale of common stock by the Company to Santa Fe Energy Resources, Inc., which sale closed on
      August 21, 1998, the Company is required to issue 175,446 shares of common stock to the Reporting Person with respect to the anti-dilution rights under the Subscription Agreement.
#     A portion of the shares acquired by the Reporting Person on December 30, 1998 were issued to the seller under the
      Subscription Agreement. The Reporting Person (as the transferee of those shares) is entitled to receive 15,454 shares of
      Common Stock in accordance with the anti-dilution rights under the Subscription Agreement.
+     The Reporting Person had an option to acquire 1,112,774 shares of Common Stock that expired unexercised on August 10, 1998.
**    Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                                                 /s/ Kevin S. Moore                January 10, 1999
                                                                                 --------------------------------  ----------------
                                                                                 **Signature of Reporting Person         Date
                                                                                 KEVIN S. MOORE, VICE PRESIDENT
                                                                                 OF NINTH FLOOR CORPORATION
                                                                                 MANAGER OF CWS LIMITED-LIABILITY
                                                                                 COMPANY

Note:  File three copies of this Form, one of which must be manually signed.                                                  Page 2
       If space provided is insufficient, see Instruction 6 for procedure.
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